Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Patch Energy Inc. corporate update

     CALGARY, Oct. 20 /CNW/ - Patch International Inc. (OTCBB:PTCHF) (the
"Corporation") announces that the proposal ("Proposal") of the Corporation's wholly-owned subsidiary Patch Energy Inc. ("Patch Energy") made under the
Bankruptcy & Insolvency Act (Canada) ("BIA") was approved by the Court of
Queen's Bench of Alberta.
     As contemplated in the Proposal, Patch Energy has successfully completed the transactions contemplated therein and relating to the sale of all of its assets to its working interest partner and its working interest partner's joint venture partner for CAD$ 6,000,000. The proceeds from this sale will be used to satisfy all claims against Patch Energy in accordance with the
Proposal. Under the terms of the Proposal, the Corporation will receive approximately CAD$ 4.4 million from Patch Energy as a result of a distribution of cash under the Proposal in respect of outstanding intercorporate debt. The final distributions to be made under the Proposal are expected to be made by
RSM Richter Inc., the proposal trustee (the "Trustee") in approximately 60 days.
     The proposal process of Patch Energy commenced with the filing by Patch
Energy of a notice of intention to make a proposal to its creditors under the
BIA. On August 20, 2009, the Trustee filed the Proposal with the Office of the
Superintendent of Bankruptcy. On August 27, 2009 the Trustee gave notice to
Patch Energy, and to every creditor affected by the Proposal of the calling of a meeting of creditors to be held on September 9, 2009. At the meeting of the creditors of Patch Energy held on September 9, 2009, which was presided over by the Trustee, all creditors of Patch Energy who proved their claims and lodged a proxy with the Trustee approved the Proposal.

     <<
     NO REGULATORY AUTHORITY HAS APPROVED NOR DISAPPROVED THE CONTENTS OF THIS
     RELEASE. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
     >>

     %SEDAR: 00026026E          %CIK: 0001064481

     /For further information: /
     (PTCHF)

CO:  Patch International Inc.

CNW 10:18e 20-OCT-09